Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

BMO Funds, Inc.

(SEC File No. 811-58433)

November 12, 2021

COLUMBIA THREADNEEDLE INVESTMENTS: BMO-RELATED FUND LAUNCHES

Merger-related additions to the Columbia fund lineup

In connection with the proposed reorganization of Bank of Montreal’s (BMO) U.S. mutual funds into existing and new Columbia funds (see August 17 bulletin), we announced our intent to launch five new Columbia funds into which several BMO funds will merge. The new Columbia funds will mirror the investment strategies of merging BMO funds and adopt standard Columbia fund contracts and fee schedules. Initial filings have been made to register these new Columbia funds, which we expect will launch on the anticipated merger date, as noted in the table below.

Since these mergers require shareholder approval, the associated fund launches may be deferred if additional time is needed to complete the proxy voting process. The BMO Fund shareholder meeting held on November 8, 2021 was immediately adjourned to November 23, 2021. We will update you following this meeting with details regarding the anticipated fund mergers.

Attachment A provides additional fund profile details for the new funds. Importantly, please note that share classes involved in the mergers are available for sale ahead of any additional share classes. For example, share classes needed for mergers planned for December 10 will be available for sale on December 13 with additional share classes available for sale on December 15.

Merging fund	Acquiring new fund	Anticipated merger date*	New funds available for sale*

BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund	12/10/21	12/13/21

BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund	12/10/21	12/13/21

BMO Dividend Income Fund	Columbia Integrated Large Cap Value Fund	01/21/22	01/24/22

BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund	01/21/22	01/24/22

BMO Large-Cap Value Fund	Columbia Integrated Large Cap Value Fund	01/21/22	01/24/22

BMO Low Volatility Equity Fund	Columbia Integrated Large Cap Value Fund	01/21/22	01/24/22

BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund	01/21/22	01/24/22

The acquiring fund names shown above represent new Columbia funds that will not be publicly offered until their registration is effective and their applicable merging funds are reorganized into them. *Actual merger dates are dependent on shareholder approval and may be modified for operational or other reasons. Mergers are planned for the close of business on the date indicated with new funds in merging share classes available for sale at the start of the next business day. Share classes involved in the mergers are available for sale ahead of any additional share classes.

As always, your relationship manager or dedicated service team can assist with any questions regarding this information.

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/VA)	ETF Sales Team
866.548.9501	800.215.5005	866.444.5435	800.446.4008	877.894.3592	888.800.4347

Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or visit columbiathreadneedleus.com for a prospectus or summary prospectus, which contains this and other important information about the fund.

Investors should also review the Combined Proxy Statement/Prospectus relating to their fund for more information about the reorganizations and acquiring funds.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For information regarding an acquiring fund or the proposed mergers, please refer to the applicable combined proxy statement/prospectus. The combined proxy statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations. Each combined proxy statement/prospectus and proxy statement is available for free on the website of the Securities and Exchange Commission (www.sec.gov). Copies are also available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289. Please read the applicable combined proxy statement/prospectus carefully before making any decision to invest or when considering a proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA. Columbia funds are managed by Columbia Management Investment Advisers, LLC (CMIA).

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

©2021 Columbia Management Investment Advisers, LLC. All rights reserved. Columbia Management Investment Distributors, Inc.
columbiathreadneedle.com/us 800.426.3750	3912139 (11/21)

Attachment A: New fund launch details

Funds are listed below with the planned December launches shown first. Please note the share class launch dates below. Share classes involved in mergers launch prior to any additional share classes.

Product Feature	Columbia Pyrford International Stock Fund		Columbia Ultra Short Municipal Bond Fund		Columbia Integrated Large Cap Growth Fund		Columbia Integrated Large Cap Value Fund		Columbia Integrated Small Cap Growth Fund
Investment objective	Seeks capital appreciation		Seeks current income exempt from U.S. federal income tax, consistent with preservation of capital		Seeks capital appreciation		Seeks capital appreciation		Seeks capital appreciation
Benchmark	MSCI EAFE Index		Blended Benchmark (50% Bloomberg 1 Year Municipal Bond Index and 50% iMoneyNet,Inc. Money Market Fund Tax-Free National Retail Index)		Russell 1000 Growth Index		Russell 1000 Value Index		Russell 2000 Growth Index
Launch dates by share class	Advisor A C Institutional Institutional 2 Institutional 3 R	12/13/21 12/13/21 12/15/21 12/15/21 12/15/21 12/13/21 12/15/21	Advisor A Institutional Institutional 3	12/13/21 12/13/21 12/15/21 12/15/21	Advisor A C Institutional Institutional 2 Institutional 3 R	1/24/22 1/24/22 1/26/22 1/26/22 1/26/22 1/24/22 1/26/22	Advisor A C Institutional Institutional 2 Institutional 3 R	1/24/22 1/24/22 1/26/22 1/26/22 1/26/22 1/24/22 1/26/22	Advisor A C Institutional Institutional 2 Institutional 3 R	1/24/22 1/24/22 1/26/22 1/26/22 1/26/22 1/26/22 1/26/22
Symbol	Advisor A C Institutional Institutional 2 Institutional 3 R	PISKX PISDX PISEX PISLX PISOX PISQX PISJX	Advisor A Institutional Institutional 3	USMDX USMBX USMEX USMFX	Advisor A C Institutional Institutional 2 Institutional 3 R	ILGFX ILGCX ILGDX ILGGX ILGHX ILGJX ILGEX	Advisor A C Institutional Institutional 2 Institutional 3 R	ILVEX ILVBX ILVCX ILVFX ILVGX ILVHX ILVDX	Advisor A C Institutional Institutional 2 Institutional 3 R	ISGLX ISGDX ISGFX ISGNX ISGOX ISGQX ISGHX
CUSIP	Advisor A C Institutional Institutional 2 Institutional 3 R	19766Q783 19766Q825 19766Q817 19766Q775 19766Q767 19766Q759 19766Q791	Advisor A Institutional Institutional 3	19766J227 19766J235 19766J219 19766J193	Advisor A C Institutional Institutional 2 Institutional 3 R	19766Q403 19766Q106 19766Q205 19766Q502 19766Q601 19766Q700 19766Q304	Advisor A C Institutional Institutional 2 Institutional 3 R	19766Q866 19766Q809 19766Q882 19766Q858 19766Q841 19766Q833 19766Q874	Advisor A C Institutional Institutional 2 Institutional 3 R	19766Q718 19766Q742 19766Q734 19766Q692 19766Q684 19766Q676 19766Q726
Names of Columbia portfolio managers or subadvisor	Pyrford International Ltd.		Catherine Stienstra Anders Myhran		Ernesto Ramos J.P. Gurnee Jason Hans		Ernesto Ramos J.P. Gurnee Jason Hans		Ernesto Ramos Jason Hans Thomas Lettenberger

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

Attachment B: Biographies of Columbia Threadneedle portfolio managers for new funds

J.P. Gurnee joined BMO Asset Management Corp. in 2018 and is expected to join Columbia Threadneedle Investments in December 2021. He started his career at Calamos Investments. Before joining BMO Asset Management Corp., J.P. Gurnee served as an analyst at Northern Trust. He holds a B.A. in economics cum laude from Hillsdale College and is a CFA® charterholder.

Jason Hans joined BMO Asset Management Corp. in 2008 and is expected to join Columbia Threadneedle Investments in December 2021. He started in the investment industry in 1998 and previously served as a managing director and head of research at Quantitative Services Group. He holds an MBA in finance from the University of Notre Dame and a B.S. in business, with a major in finance and a minor in physics, from Miami University. In addition, Jason Hans is a CFA® charterholder and a member of the CFA Institute, the CFA Society of Chicago and the Chicago Quantitative Alliance.

Thomas Lettenberger joined BMO Asset Management Corp. in 2005 and is expected to join Columbia Threadneedle Investments in December 2021. Previously, he served as a vice president and portfolio manager at Columbia Management and as an equity research analyst at William Blair & Company LLC. He entered the investment industry in 1994. He holds an M.A. in accounting and a B.B.A. in finance and accounting from the University of Michigan. In addition, Thomas Lettenberger is a CFA® charterholder, a certified public accountant (CPA) and a member of the CFA Institute and the CFA Society of Chicago.

Anders Myhran is a senior municipal portfolio manager and quantitative analyst at Columbia Threadneedle Investments. Mr. Myhran manages the suite of strategic municipal income strategies, a national short municipal strategy, national and state-specific intermediate strategies, a state-specific long municipal strategy and institutional client portfolios. Previously, Mr. Myhran was a member of the municipal bond credit research team where he spent several years covering multiple revenue-backed sectors. Prior to that, he worked in asset/liability management within the investment department performing profitability simulations and managing hedge portfolios. He joined one of the Columbia Threadneedle Investments legacy firms in 1992 and has been a member of the investment community since then. Mr. Myhran earned a B.A. in business with majors in finance and quantitative analysis from the University of Wisconsin. In addition, he holds the Chartered Financial Analyst® designation.

Ernesto Ramos joined BMO Asset Management Corp. in 2005 and is expected to join Columbia Threadneedle Investments in December 2021. Ernesto Ramos began his investment management career in 1992 with Batterymarch Financial Management. He was a partner and lead portfolio manager at Nicholas-Applegate Capital Management LLC, and he also served as a software developer at Bolt, Beranek and Newman. His career features investment management and research, econometric research, statistical research and computer graphics research. He holds a Ph.D. and an M.S. in statistics from Harvard University and a B.S. in mathematics from the Massachusetts Institute of Technology.

Catherine Stienstra is head of Municipal Bond Investments and a senior municipal portfolio manager at Columbia Threadneedle Investments. In this role, she oversees the firm’s municipal bond investment team and its wide range of municipal investment strategies, mutual funds, SMAs, ETF and numerous high-net-worth and institutional accounts. Catherine Stienstra is lead portfolio manager of Columbia Strategic Municipal Income Fund and a co-portfolio manager on the high-yield, state-specific long national and short national municipal strategies. In addition, she co-designed and launched the industry’s first strategic beta municipal bond ETF. She joined one of the Columbia Threadneedle Investments legacy firms in 2007. Previously, she was a senior portfolio manager at FAF Advisors, Inc. (formerly U.S. Bancorp Asset Management) for 17 years. She has been a member of the investment community since 1988 and earned a B.A. in international studies from the University of Nebraska.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.